

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 15, 2023

Stephen Stamp
Chief Executive Officer
Midatech Pharma Plc
850 Library Ave., Suite 204
Newark , Delaware 19711

     Re: Midatech Pharma Plc
         Registration Statement on Form F-1
         Filed March 8, 2023
         File No. 333-270353

Dear Stephen Stamp:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Daniel Crawford at 202-551-7767 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Jason McCaffrey, Esq.